SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 15)
Under the Securities Exchange Act of 1934

Catalyst Paper Corporation

(Name of Issuer)

Common Shares
(Title of Class and Securities)

14888T104
(CUSIP Number of Class of Securities)

Third Avenue Management LLC
Attn: Mr. David Barse
622 Third Avenue, 32nd Floor
New York, NY 10017
(212) 888-2290
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

with copies to:
Daniel P. Raglan, Esq.
Torys LLP
1114 Avenue of the Americas
23rd Floor
New York, New York 10036
(212) 880-6000

February 16, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	14888T104

NAMES OF REPORTING PERSONS
1
Third Avenue Management LLC I.D. No. 01-0690900

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
2	(a) ☐
(b) ☐

3	SEC USE ONLY

SOURCE OF FUNDS (SEE INSTRUCTIONS)
4
N/A

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
5
☐

CITIZENSHIP OR PLACE OF ORGANIZATION
6
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	SOLE VOTING POWER
7
0 Shares

SHARED VOTING POWER
8
0 Shares

SOLE DISPOSITIVE POWER
9
0 Shares

SHARED DISPOSITIVE POWER
10
0 Shares

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
0 Shares

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
12
☐

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
0%

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
IA

Explanatory Note

This Amendment No. 15 amends and supplements the Schedule 13D filed on July 28, 2006 by Third Avenue Management LLC (“TAM”), as amended by Amendment No. 1 to the Schedule 13D filed on August 15, 2006 by TAM, Amendment No. 2 to the Schedule 13D filed on October 27, 2006 by TAM, Amendment No. 3 to the Schedule 13D filed on November 14, 2007 by TAM, Amendment No. 4 to the Schedule 13D filed on December 19, 2007 by TAM, Amendment No. 5 to the Schedule 13D filed on January 9, 2008 by TAM, Amendment No. 6 to the Schedule 13D filed on February 10, 2008 by TAM, Amendment No. 7 to the Schedule 13D filed on April 18, 2008 by TAM, Amendment No. 8 to the Schedule 13D filed on May 8, 2008 by TAM, Amendment No. 9 to the Schedule 13D filed on September 15, 2008 by TAM, Amendment No. 10 to the Schedule 13D filed on November 9, 2010 by TAM, Amendment No. 11 to the Schedule 13D filed on June 6, 2011 by TAM, Amendment No. 12 to the Schedule 13D filed on October 27, 2011 by TAM, Amendment No. 13 to the Schedule 13D filed on December 1, 2011 and Amendment No. 14 to the Schedule 13D filed on January 20, 2012 (the “Statement”) relating to the common shares (“Common Shares”) of Catalyst Paper Corporation, a corporation organized under the laws of the province of British Columbia, Canada (the “Company”).

This Amendment No. 15 amends the Statement to reflect the disposition of all of the Common Shares beneficially owned by certain investment advisory clients of TAM since January 20, 2012. As of February 16, 2012, TAM ceased to exercise control or direction over any Common Shares.

Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended in its entirety to read as follows:

On February 16, 2012, TAM disposed all of its Common Shares.

Subject to compliance with applicable securities laws, TAM may, in the future on behalf of its client accounts, acquire control or direction over Common Shares, sell any such Common Shares or cease to exercise control or direction over such Common Shares. TAM has no present plans or proposals which relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended in its entirety to be replaced by the following:

(a-b) As of the date hereof, TAM beneficially owns zero Common Shares.

A. Third Avenue International Value Fund

(a)	Amount beneficially owned: 0 Common Shares.

(b)	Percent of class: 0%

(c)	Number of Common Shares as to which TAM has:
	(i)	Sole power to vote or direct the vote: 0

	(ii)	Shared power to vote or direct the vote: 0

	(iii)	Sole power to dispose or direct the disposition: 0

	(iv)	Shared power to dispose or direct the disposition: 0

B. Third Avenue Management Separately Managed Accounts

(a)	Amount beneficially owned: 0 Common Shares.

(b)	Percent of class: 0%

(c)	Number of Common Shares as to which TAM has:
	(i)	Sole power to vote or direct the vote: 0

	(ii)	Shared power to vote or direct the vote: 0

	(iii)	Sole power to dispose or direct the disposition: 0

	(iv)	Shared power to dispose or direct the disposition: 0

C. Third Avenue Small-Cap Value Fund

(a)	Amount beneficially owned: 0 Common Shares.

(b)	Percent of class: 0%

(c)	Number of Common Shares as to which TAM has:
	(i)	Sole power to vote or direct the vote: 0

	(ii)	Shared power to vote or direct the vote: 0

	(iii)	Sole power to dispose or direct the disposition: 0

	(iv)	Shared power to dispose or direct the disposition: 0

D. Third Avenue International Value Fund UCITS

(a)	Amount beneficially owned: 0 Common Shares.

(b)	Percent of class: 0%

(c)	Number of Common Shares as to which TAM has:
	(i)	Sole power to vote or direct the vote: 0

	(ii)	Shared power to vote or direct the vote: 0

	(iii)	Sole power to dispose or direct the disposition: 0

	(iv)	Shared power to dispose or direct the disposition: 0

(c) TAM has effected the following transactions in the Common Shares during the past sixty days (in addition to those transactions previously disclosed in Amendment No. 14 to the Schedule 13D filed on January 20, 2012):

Transaction Effected By:	Date of Transaction	Amount of Common Shares Involved	Price per Common Share	Where and How Effected

Separately managed accounts	01/27/12	600,000	CAD$0.0157	Client directed sale

Separately managed accounts	01/30/12	1,000,000	CAD$0.0155	Client directed sale

Separately managed accounts	02/07/12	1,196,112	US$ 0.0013	Client directed sale

Separately managed accounts	02/16/12	9,823,001	US$ 0.0001	Sale*

Third Avenue Small-Cap Value Fund	02/16/12	21,530,352	US$ 0.0001	Sale*

Third Avenue International Value Fund	02/16/12	72,271,095	US$ 0.0001	Sale*

Third Avenue International Value Fund UCITS	02/16/12	1,481,061	US$ 0.0001	Sale*

* On February 16, 2012, TAM, on behalf of Third Avenue International Value Fund, other affiliated funds, and separately managed client accounts, disposed these Common Shares in an over-the-counter transaction.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Shares other than the funds and accounts identified above.

(e) TAM ceased to be a beneficial owner of more than 5% of the Common Shares on February 16, 2012.

Item 7. Material to be Filed as an Exhibit

Item 7 of the Statement is hereby amended and supplemented by the filing of the following exhibits herewith:

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2012

THIRD AVENUE MANAGEMENT LLC

/s/ W. James Hall

Name:	W. James Hall
Title:	General Counsel